VICTORIA INTERNET SERVICES, INC.


From:
Leon Golden
Chief Executive Officer
Victoria Internet Services, Inc.
2470 East 16th Street
Brooklyn, NY 11235


AMMENDMENT #3

Re: Amendment 2 to Form S-1/A filed May 14, 2010 File No, 3333-165391

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To Whom It May Concern:

On behalf of Victoria Internet Services, Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated May 20, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

     1) The Company has updated the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis, Page 15

     2) The Company has added a sentence explaining the timeline established by our web designer. In addition the word `miscalculation' has been removed from the disclosure as it is not accurate wording in this case.

Victoria Internet Services, Inc.


/s/ Leon Golden
-----------------------------
Leon Golden, CEO